UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 10.1 to this Report on Form 6-K is the Supplemental Agreement, dated June 30, 2014 (the “Supplemental Agreement”), by and among Navigator Holdings Ltd. (the “Company”), as guarantor, Navigator Gas L.L.C., as borrower (the “Borrower”), Nordea Bank Finland Plc, as agent and an arranger, Skandinaviska Enskilda Banken AB, as documentation agent and an arranger, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as arrangers, and the other parties thereto, to amend and restate the $270,000,000 secured Loan Facility, dated February 12, 2013 (the “$270 Million Loan Facility”) by and among the Company, the Borrower, Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, and the other parties thereto.

The Supplemental Agreement, among other things, (i) allows the Borrower to prepay $120,000,000 outstanding under the $270 Million Loan Facility, (ii) revises the terms of the $270 Million Loan Facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30,000,000 each and (iii) provides that the $270 Million Loan Facility be amended and restated to reflect the foregoing. On July 7, 2014, the Borrower prepaid $120,000,000 outstanding under the $270 Million Loan Facility.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Supplemental Agreement, dated June 30, 2014, by and among Navigator Holdings Ltd., as guarantor, Navigator Gas L.L.C., as borrower, Nordea Bank Finland Plc, as agent and an arranger, Skandinaviska Enskilda Banken AB, as documentation agent and an arranger, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as arrangers, and the other parties thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 9, 2014	By:	/s/ David J. Butters
	Name:	David J. Butters
	Title:	President and Chief Executive Officer